EXHIBIT 99.1

Brookfield Wealth Solutions Announces Year End 2025 Results and Declares Quarterly Distribution Increase

BROOKFIELD, NEWS, Feb. 12, 2026 (GLOBE NEWSWIRE) -- Brookfield Wealth Solutions (NYSE, TSX: BNT) today announced financial results for the three months and year ended December 31, 2025.

Sachin Shah, CEO of Brookfield Wealth Solutions, stated, “2025 was another strong year for our business. We actively invested in real asset strategies across Brookfield’s areas of expertise, expanded our product offerings, reached new geographies, and significantly grew our earnings. With the closing of the Just Group plc acquisition expected in the first half of 2026, as well as other growth initiatives underway, we look forward to the continued success of our business this year and beyond.”

Unaudited	Three Months Ended		Years Ended
As of and for the periods ended December 31 (US$ millions, except per share amounts)	2025	2024	2025	2024
Total assets	$157,181	$139,953	$157,181	$139,953
Distributable operating earnings[1]	437	427	1,699	1,374
Net income	21	576	863	1,247
Net income per each class A share[2]	$0.06	$0.05	$0.24	$0.20

1. See Non-GAAP and Performance Measures on page 6 and a reconciliation from net income on page 5.
2. Per share amounts have been adjusted to reflect the three-for-two stock split completed on October 9, 2025.

2025 Highlights

  Deployed $13 billion into Brookfield originated strategies across our investment portfolio at an average yield of 8.5%.

  Originated $20 billion of annuity sales across our retail, pension and funding agreement channels.

  Progressed international expansion initiatives, including announcing the acquisition of the Just Group plc, which remains on track to close in the first half of 2026, and entering into our first Japan-based reinsurance agreement, which became effective in October 2025.

  Our Property and Casualty float remained stable at approximately $8 billion, providing us with investment flexibility and risk diversification.

Operating Update

We recognized $437 million and $1.7 billion of distributable operating earnings (“DOE”) for the three months and year ended December 31, 2025, compared to $427 million and $1.4 billion in the prior year period. The increase in earnings for the current period reflects higher net investment income from a larger asset base and progress made repositioning assets into higher yielding investment strategies. Current year DOE also includes a full year of ownership of American Equity Life in comparison with only approximately eight months in the prior year.

We recorded net income of $21 million and $863 million for the three months and year ended December 31, 2025, compared to net income of $576 million and $1.2 billion in the prior year period. Net income includes the benefit of our strong operating performance. DOE in the current period is partially offset by unfavorable movements on reserves and certain investments due to interest rate and equity market volatility, whereas prior year net income benefitted from favorable rate and equity market movements.

Today, we are in a strong liquidity position, with approximately $35 billion of cash and short-term liquid investments across our investment portfolios, and another approximately $26 billion of long-term liquid investments. These liquid assets position us well to meet policyholder obligations and support the ongoing rotation of our portfolio into higher yielding investment strategies.

Regular Distribution Declaration

The Board declared a 17% increase in the Company’s quarterly return of capital to $0.07 per class A share and class B share (representing $0.28 per annum), payable on March 31, 2026 to shareholders of record as at the close of business on March 17, 2026. This distribution is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Corporation on the Brookfield class A shares.

Brookfield Corporation Operating Results

An investment in class A shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield class A shares. A summary of Brookfield Corporation’s fourth quarter and full year operating results is provided below:

Unaudited	Three Months Ended		Years Ended
For the periods ended December 31 (US$ millions, except per share amounts)	2025	2024	2025	2024
Net income of consolidated business[1]	$1,681	$101	$3,235	$1,853
Net income attributable to Brookfield shareholders[2]	743	432	1,307	641
Distributable earnings before realizations[3]	1,499	1,498	5,386	4,871
– Per Brookfield class A share[3]	0.63	0.63	2.27	2.05
Distributable earnings[3]	1,587	1,606	6,008	6,274
– Per Brookfield class A share[3]	0.67	0.67	2.54	2.64

1. Consolidated basis – includes amounts attributable to non-controlling interests.
2. Excludes amounts attributable to non-controlling interests.
3. See Reconciliation of Net Income to Distributable Earnings on page 6 and Non-IFRS and Performance Measures on page 9 of Brookfield Corporation’s press release dated February 12, 2026.

Brookfield Corporation net income above is presented under IFRS. Given the economic equivalence, we expect that the market price of the class A shares of our company will be impacted significantly by the market price of the Brookfield class A shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield Corporation’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield Corporation’s disclosure on its website under the Reports & Filings section at bn.brookfield.com.

Consolidated Balance Sheets

December 31			December 31
Unaudited (US$ millions)		2025		2024
Assets

Cash, cash equivalents and short-term investments		$13,489		$16,643
Investments		109,569		88,566
Reinsurance funds withheld		1,435		1,517
Accrued investment income		892		860
Deferred policy acquisition costs		11,683		10,696
Reinsurance recoverables and deposit assets		12,151		13,195
Other assets		7,962		8,476
Total assets		157,181		139,953
Liabilities and equity

Policyholders’ account balances		92,992		83,079
Future policy benefits		16,249		14,088
Policy and contract claims		7,277		7,659
Market risk benefits		4,536		3,655
Deposit liabilities		1,419		1,502
Unearned premium reserve		1,272		1,843
Funds withheld for reinsurance liabilities		3,157		3,392
Corporate borrowings		628		17
Non-recourse borrowings		4,857		4,334
Other liabilities		6,877		7,308

Class A and class B	1,378		1,470
Class C	16,208		10,756
Non-controlling interest	331	17,917	850	13,076
Total liabilities and equity		$157,181		$139,953

Consolidated Statements of Operations

Unaudited	Three Months Ended		Years Ended
For the periods ended December 31 (US$ millions)	2025	2024	2025	2024
Net premiums and other policy revenue	$1,745	$4,307	$5,277	$9,048
Net investment income, including funds withheld	1,484	1,325	5,892	4,440
Net investment gains (losses), including funds withheld	(175)	115	466	615
Total revenues	3,054	5,747	11,635	14,103

Benefits and claims paid on insurance contracts	(1,559)	(4,003)	(4,489)	(8,162)
Interest sensitive contract benefits	(517)	(710)	(2,072)	(1,874)
Amortization of deferred policy acquisition costs	(336)	(370)	(1,418)	(1,237)
Change in fair value of insurance-related derivatives and
embedded derivatives	(73)	396	(219)	234
Change in fair value of market risk benefits	(100)	299	(725)	(107)
Other reinsurance expenses	(1)	(6)	(5)	(26)
Operating expenses	(384)	(332)	(1,361)	(1,356)
Interest expense	(112)	(96)	(379)	(362)
Total benefits and expenses	(3,082)	(4,822)	(10,668)	(12,890)
Net income (loss) before income taxes	(28)	925	967	1,213
Income tax recovery (expense)	49	(349)	(104)	34
Net income	$21	$576	$863	$1,247
Attributable to:
Class A and class B shareholders[1]	$4	$4	$16	$14
Class C shareholder	4	559	750	1,200
Non-controlling interest	13	13	97	33
	$21	$576	$863	$1,247

1. Class A shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield class A share.

Summarized Financial Results

Reconciliation of Net Income to Distributable Operating Earnings

Unaudited	Three Months Ended		Years Ended
For the periods ended December 31 (US$ millions)	2025	2024	2025	2024
Net income	$21	$576	$863	$1,247
Unrealized net investment losses (gains), including funds withheld	175	(115)	(466)	(615)
Mark-to-market losses (gains) on insurance contracts and other net assets	283	(367)	1,234	589
	479	94	1,631	1,221
Deferred income tax expense (recovery)	(145)	260	(269)	(195)
Transaction costs	37	32	104	213
Depreciation	66	41	233	135
Distributable operating earnings[1]	$437	$427	$1,699	$1,374

1. Non-GAAP measure – see Non-GAAP and Performance Measures on page 6.

Additional Information

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter and year ended December 31, 2025, which have been prepared using generally accepted accounting principles in the United States of America (“US GAAP” or “GAAP”).

Brookfield Wealth Solutions’ Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). For more information, please visit our website at bnt.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Schneider Tel: (416) 369-3358 Email: rachel.schneider@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial statements are based on US GAAP, unless otherwise noted.

We make reference to Distributable operating earnings. We define distributable operating earnings as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits, and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results.

We provide additional information on key terms and non-GAAP measures in our filings available at bnt.brookfield.com.

Notice to Readers

Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions” or “our” or “we”) is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, assumptions and expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Wealth Solutions, Brookfield Corporation and their respective subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. In particular, the forward-looking statements contained in this news release include statements referring to the growth of our business, international expansion, including the Just Acquisition, investment opportunities and expected future deployment of capital and financial earnings. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “foresees,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable estimates, assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Wealth Solutions or Brookfield Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, including but not limited to, earthquakes, hurricanes, epidemics and pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Wealth Solutions undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of investment opportunities or otherwise).

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Wealth Solutions believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Wealth Solutions does not make any assurance, representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties, and undue reliance should not be put on them.

No statements contained herein with respect to tax consequences are intended to be, or should be construed to be, legal or tax advice, and no representation is made with respect to tax consequences. Shareholders are urged to consult their legal and tax advisors with respect to their circumstances.